EXHIBIT 99.1

October 17, 2012

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Immediate Report – Denial of an Appeal Against the Company

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Today, October 17, 2012, Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”), announced that Israel’s Supreme Court decided to dismiss an appeal (without an order for any party to pay the expenses of the other party), which was filed against the Company. The appeal was on the denial of the motion to certify as a class action the claim that the Company delays phone calls disconnection. For more details on this claim see the disclosure in the Company’s annual report regarding claims and motions to approve the claims as class actions and the immediate reports of the Company from November 3, 2010 and December 12, 2010.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.